April 5, 2019

Moshe Manor
President and Chief Executive Officer
Protalix BioTherapeutics, Inc.
2 Snunit Street
Science Park
P.O. Box 455
Carmiel, Israel 20100

       Re: Protalix BioTherapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 29, 2019
           File No. 333-230604

Dear Mr. Manor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance